FOIA CONFIDENTIAL TREATMENT

REQUESTED BY BOOKS-A-MILLION, INC. PURSUANT TO RULE 83

BOOKS-A-MILLION, INC.

402 Industrial Lane

Birmingham, Alabama 35211

April 21, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: H. Christopher Owings

Re:	Books-A-Million, Inc.

Form 10-K for Fiscal Year Ended February 2, 2008

Filed April 17, 2008

Forms 10-Q for Fiscal Quarters Ended May 3, 2008,

August 2, 2008, and November 1, 2008

Definitive Proxy Statement on Schedule 14A

Filed April 21, 2008

Written Response

Filed February 18, 2009

File No. 0-20664

Dear Mr. Owings:

This letter is being submitted in response to the comment letter dated April 7, 2009 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to Clyde B. Anderson, Chairman and Chief Executive Officer of Books-A-Million, Inc. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.

Form 10-K for the Year Ended February 2, 2008

Item 1. Business

General, page 4

CONFIDENTIAL TREATMENT
REQUESTED BY BOOKS-A-MILLION, INC.
(SVU-101)

Securities & Exchange Commission April 21, 2009 Page 2	FOIA CONFIDENTIAL TREATMENT REQUESTED BY BOOKS-A-MILLION, INC. PURSUANT TO RULE 83

1.

We note your response to comment one in our letter dated January 30, 2009 regarding the disclosure of the amount of revenues contributed by each class of similar products or services. –Your response states that 69% of total revenues are contributed from book sales and no other product or service contribute more than 10%. We believe the disclosure requirements can be met by combining certain similar product categories such as music, games and movies. Further, we believe a more meaningful breakdown of revenues from book sales would provide meaningful information to investors regarding the source of your revenues. In that regard, please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by the sale of DVD’s, music, movies and games as a combined category, as well as a further breakdown of revenue contributed by book sales such as hardcover and paperback books or the sale of books relating to trade, fiction, non-fiction, used books and children to name a few categories applicable to book sales. Please refer to Item 101(c)(1)(i) of Regulation S-K. Please also revise the segment footnote to your financial statements to provide the enterprise-wide disclosures as required by paragraph 37 of SFAS 131, as appropriate, and advise us. Please show us what your revised disclosures will look like.

Response:

In response to the Commission’s request for additional disclosure regarding product categories, the Company has included the following revised disclosure in its Form 10-K for fiscal year 2009 in the “Business” section and the segment footnote to our financial statements:

In both our retail trade and electronic commerce trade segments we sell books, and other merchandise, which consist of gifts, cards, collectibles, magazines, cafe sales, music, DVDs and other products.  Sales as a percentage of net sales by merchandise category is as follows:

	1/31/09	2/2/08	2/3/07
Books & Magazines	83.0%	83.9%	83.7%
General Merchandise	8.1%	7.8%	7.6%
Other	8.9%	8.3%	8.7%
Total	100%	100%	100%

General merchandise consists of gifts, cards, collectibles and similar types of products. Other products include café, music, DVD, E-Book and other products.

As noted in our previous response, the sale of books represents the largest percentage of net sales. No other categories meet or exceed 10% of total net sales. The percentage of net sales for books has increased from our earlier response because that response included net sales of books for only the retail trade segment. In the chart above we have included net sales of books and magazines for both our retail trade and electronic commerce trade segments. [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

CONFIDENTIAL TREATMENT
REQUESTED BY BOOKS-A-MILLION, INC.
(SVU-102)

Securities & Exchange Commission April 21, 2009 Page 3	FOIA CONFIDENTIAL TREATMENT REQUESTED BY BOOKS-A-MILLION, INC. PURSUANT TO RULE 83

Because management views the sale of books and magazines as one category, they are combined in the presentation above.

We acknowledge your request to breakdown revenues by type of book. However, doing so would not provide our investors with reliable or meaningful disclosure and would be misleading. For marketing purposes, we have fifty categories of books on our web site, primarily to make it easier for readers to find titles that may be of interest.1 Many books are classified in multiple categories. For instance, Harry Potter and the Deathly Hollows, the final book in the Harry Potter series, was categorized as a Bestseller and as a children’s book. The categorization of books varies from company to company and is not consistent within the industry. One of our competitors categorizes Harry Potter and the Deathly Hollows on its website within its Children’s Books, Literature and General categories, while yet another competitor categorizes the book on its website in its Kids, Independent Reader and Science Fiction categories. In addition, the category designation of books may change over time, making reporting at such a detailed level unreliable. An example would be a recent title that was categorized as both a bestseller and a teen title simultaneously. The difference between the two classifications was caused by the stocking of both the hardback and paperback edition at the same time. For these reasons, we believe that comparing sales across competitors by category would be of little or no value to investors and would be misleading.

In managing our business we do not differentiate between categories of books; as noted above, we categorize books into broad groupings for marketing purposes only. The methods of procurement, marketing and distribution are the same, regardless of the category. We do not believe it would be useful to our investors to provide a breakdown of books by category when management does not consider these factors in operating the business.

_________________________

1  Major categories include Antiques & Collectibles, Architecture, Art, Biography & Autobiography, Body, Mind & Spirit, Business & Economics, Comics & Graphic Novels, Computers & Internet, Cooking, Crafts & Hobbies, Current Affairs, Drama, Education, Family & Relationships, Fiction, Foreign Language Study, Games, Gardening, Health & Fitness, History, House & Home, Humor, Juvenile Fiction, Juvenile Nonfiction, Language Arts & Disciplines, Law, Literary Collections, Literary Criticism, Mathematics, Medical, Music, Nature, Performing Arts, Pets, Philosophy, Photography, Poetry, Political Science, Psychology, Reference, Religion, Science, Self-Help, Social Science, Sports & Recreation, Study Aids, Technology, Transportation, Travel and True Crime.

CONFIDENTIAL TREATMENT
REQUESTED BY BOOKS-A-MILLION, INC.
(SVU-103)

Securities & Exchange Commission April 21, 2009 Page 4	FOIA CONFIDENTIAL TREATMENT REQUESTED BY BOOKS-A-MILLION, INC. PURSUANT TO RULE 83

2.

We also note on your website a category referred to as “used and hard to find” books. Please explain to us the nature and provide support for not separately disclosing the financial information relating to net sales and gross margin from used book sales.

Response:

Used books are sold in both our stores and our website. They are sold in our stores as “bargain books” along with remainders and other books that are sold at a low price point. They are not purchased separately or maintained in inventory as used books. Additionally, separate sales reporting is not maintained for used books at our retail stores. As such, we do not account for them separately from new books. Our internet site does sell “used and hard to find” books through our alliance with a used and rare book network. These sales were less than 1% of total sales for our electronic commerce trade segment. Item 101(c)(1)(i) requires disclosure of “the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10% or more of consolidated revenue in any of the last three fiscal years or 15% or more of consolidated revenue.” As such, we do not believe that a separate disclosure is warranted or would be meaningful to investors.

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 4

3.

We note your response to comment five in our letter dated January 30, 2009. We further note your disclosure that you are “continuously reviewing and adjusting your business activity to address the changing economic environment.” Please expand your disclosure to explain in greater detail the adjustments to your business you are making or you plan to make. In this regard, we note your disclosure that you are “. . . carefully managing our inventory and liquidity and enforcing expense controls. . .” Please elaborate on these business adjustments. For example, are you reducing your inventory? Are you paying down your credit line or are you increasing your credit line limits? Are you deferring opening new stores or deferring the renovation of some of your present stores?

Response:

In accordance with the Commission’s request, the Company expanded its disclosure in its Form 10-K for fiscal year 2009 to include the following information in Management’s Discussion and Analysis immediately following the “General” section:

The United States and global economies are presently experiencing extremely challenging times and it is possible that general economic conditions could deteriorate further. The Company believes that these conditions have had and will continue to have an adverse impact on spending by the Company’s current retail customer base and potential new customers. Because of these significant challenges, we are continuously reviewing and adjusting our business activities to address the changing economic environment. We are carefully

CONFIDENTIAL TREATMENT
REQUESTED BY BOOKS-A-MILLION, INC.
(SVU-104)

Securities & Exchange Commission April 21, 2009 Page 5	FOIA CONFIDENTIAL TREATMENT REQUESTED BY BOOKS-A-MILLION, INC. PURSUANT TO RULE 83

managing our inventory and liquidity and enforcing expense controls while working diligently and prudently to grow our business. Despite overall store number growth in fiscal 2009, the Company reduced its year-end inventory balance by $2.5 million as of January 31, 2009 to $204.3 million, as compared to the fiscal year-end 2008 balance of $206.8 million. In addition, we reduced our outstanding loan balance at fiscal year-end 2009 under the Company’s revolving credit facility, that allows for borrowings up to $100.0 million, to $15.8 million. This credit facility had a balance of $28.0 million at February 2, 2008. The Company was also able to reduce its selling and administrative expenses during fiscal 2009 by $0.4 million as compared to fiscal 2008. The Company opened 16 new stores in fiscal 2009. Due to current economic conditions, we will not open as many new stores in fiscal 2010 as were opened in fiscal 2009. Because of the uncertainty in the overall economic environment, the unpredictability of consumer behavior and the concern as to whether current conditions will improve, it is very difficult for us to predict how our business may be affected in the future. Our business and financial performance may be adversely affected by current and future economic conditions that cause a further decline in business and consumer spending, including a reduction in the availability of credit, increased unemployment levels, higher energy and fuel costs, rising interest rates, financial market volatility and long-term recession. These conditions could have a negative impact on the earnings, liquidity and capital resources of the Company.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8. Business Segments, page 34

4.

We note your response to comment 10 in our letter dated January 30, 2009 regarding your compliance with the disclosure requirements of paragraph 26(a) of SFAS 131. It is not clear from your current disclosure regarding reportable segments as to what operations you consider to be operatingsegments as defined by paragraph 10. Please revise your disclosure to more clearly identify all of your operating segments to comply more fully with the disclosure requirements of paragraph 26(a) of SFAS 131.

Response:

In compliance with SFAS 131, the Company has identified and disclosed two operating segments which are also our reportable segments: retail trade and electronic commerce trade. The retail trade operating segment earns revenues and incurs expenses while engaged principally as a retailer of book merchandise through traditional retail stores. The retail trade reportable operating segment also contains our distribution center operations, which predominantly supplies merchandise to our retail stores. [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

CONFIDENTIAL TREATMENT
REQUESTED BY BOOKS-A-MILLION, INC.
(SVU-105)

Securities & Exchange Commission April 21, 2009 Page 6	FOIA CONFIDENTIAL TREATMENT REQUESTED BY BOOKS-A-MILLION, INC. PURSUANT TO RULE 83

Management does not compensate the distribution center managers based on separate operating results related to external sales to outside parties, nor do the distribution center managers allocate resources based on the limited sales to outside parties. The electronic commerce trade operating segment earns revenues and incurs expenses while engaged primarily as a retailer of book merchandise over the Internet. The electronic commerce trade reportable segment is a single operating segment.

Our primary business, which accounts for more than 80% of net sales, is the selling of books and magazines. No other component of our business accounts for more than 10% of net sales, profits or assets. Because the electronic commerce trade segment is subject to divergent technology and marketing requirements, management views the business separately from the retail trade segment. Thus we believe that reporting the two segments separately is useful to our investors and readers of our financial statements.

In accordance with the Commission’s request, the Company has included the following revised disclosure in the segment footnote to our financial statements in our Form 10-K for fiscal year 2009:

The Company has two reportable segments, as defined by SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information: retail trade and electronic commerce trade. These reportable operating segments reflect the manner in which the business is managed and how the Company allocates resources and assesses performance internally.

Our chief operating decision maker is our Chairman and Chief Executive Officer. The Company is primarily a retailer of book merchandise. The Company's two reportable segments are two distinct business units, one a traditional retailer of book merchandise and the other a seller of book merchandise primarily over the Internet. The electronic commerce trade segment is managed separately due to divergent technology and marketing requirements. The retail trade reportable segment also includes the Company's distribution center operations, which predominantly supplies merchandise to our retail stores. Through the distribution center operations the Company sells books to outside parties on a wholesale basis.  These sales are not material.

The Company evaluates the performance of the retail trade and electronic commerce trade segments based on profit and loss from operations before interest and income taxes. Certain intersegment cost allocations have been made based upon consolidated and segment revenues. Shipping income related to Internet sales is included in net sales, and shipping expense is included in cost of sales.

CONFIDENTIAL TREATMENT
REQUESTED BY BOOKS-A-MILLION, INC.
(SVU-106)

Securities & Exchange Commission April 21, 2009 Page 7	FOIA CONFIDENTIAL TREATMENT REQUESTED BY BOOKS-A-MILLION, INC. PURSUANT TO RULE 83

  Both the retail trade and electronic commerce trade reportable segments derive revenues primarily from the sale of book merchandise through sales in our retail stores and over the Internet, respectively.

	Fiscal Year Ended
Segment information (in thousands)	1/31/09	2/2/08	2/3/07
Net Sales
Retail Trade	$508,253	$528,606	$512,967
Electronic Commerce Trade	25,166	26,992	26,048
Intersegment Sales Elimination	(20,148)	(20,470)	(18,599)
Net Sales	$513,271	$535,128	$520,416

Operating Profit
Retail Trade	$18,276	$26,911	$ 29,223
Electronic Commerce Trade	1,541	1,462	1,400
Intersegment Elimination of Certain Costs	(927)	(953)	(524)
Total Operating Profit	$18,890	$27,420	$ 30,099

Assets
Retail Trade	$277,896	$283,452	$303,110
Electronic Commerce Trade	1,396	1,381	927
Intersegment Sales Elimination	--	--	--
Total Assets	$279,292	$284,833	$304,037

Sales as a percentage of net sales by merchandise category is as follows:

	1/31/09	2/2/08	2/3/07
Books & Magazines	83.0%	83.9%	83.7%
General Merchandise	8.1%	7.8%	7.6%
Other	8.9%	8.3%	8.7%
Total	100%	100%	100%

General merchandise consists of gifts, cards, collectibles and similar types of products. Other products include café, music, DVD, E-Book and other products.

CONFIDENTIAL TREATMENT
REQUESTED BY BOOKS-A-MILLION, INC.
(SVU-107)

Securities & Exchange Commission April 21, 2009 Page 8	FOIA CONFIDENTIAL TREATMENT REQUESTED BY BOOKS-A-MILLION, INC. PURSUANT TO RULE 83

Definitive Proxy Statement on Schedule 14A

Transaction with Related Persons, page 20

5.

We note your response to comment 16 in our letter dated January 30, 2009 that no written agreements for the related person transaction discussed have been filed as exhibits with the Commission. Please explain to us why they have not been filed or please file them.

Response:

Item 601(b)(10) requires filing of, among other things: (1) contracts not made in the ordinary course of business that are material to the registrant; and (2) contracts made in the ordinary course of business if a director or officer of the registrant is a party unless the contract is immaterial in amount or significance. With respect to the related party transactions disclosed in our 2008 Proxy Statement, the Company assessed its contracts related to transactions with its related parties, and, other than the contract identified below, concluded that the foregoing conditions for filing related party contracts as exhibits were not met for these transactions. Specifically, the related party transactions disclosed were not material to the Company, were immaterial in amount and significance to the Company and were not between the Company and a director or officer of the Company. The Company did determine that its Magazine Supply Agreement with a subsidiary of Anderson Media Corporation could be considered material. Although this agreement is not between the Company and a director or officer directly, the Company is electing to file this agreement with its Form 10-K for fiscal year 2009. In future filings, we will file as exhibits any written contracts with related parties if the conditions of Item 601(b)(10) are met.

CONFIDENTIAL TREATMENT
REQUESTED BY BOOKS-A-MILLION, INC.
(SVU-108)

Securities & Exchange Commission April 21, 2009 Page 9	FOIA CONFIDENTIAL TREATMENT REQUESTED BY BOOKS-A-MILLION, INC. PURSUANT TO RULE 83

In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss with you any additional questions the Staff may have regarding the Company’s financial disclosures. If you have any questions, please contact our counsel, John J. Huber of Latham & Watkins LLP, at (202) 637-2242

Very truly yours,

/s/ Clyde B. Anderson

Clyde B. Anderson
Chairman and Chief Executive Officer

/s/ Brian W. White

Brian W. White
Interim Chief Financial Officer

cc:	Andrew Mew, Securities and Exchange Commission

Milwood Hobbs, Securities and Exchange Commission

Scott Anderegg, Securities and Exchange Commission
Mark Greeff, Grant Thornton LLP
Christopher B. Harmon, Esq., Maynard Cooper & Gale PC

Timothy W. Gregg, Esq., Maynard Cooper & Gale PC

John J. Huber, Latham & Watkins LLP

Steven Della Rocca, Latham & Watkins LLP

CONFIDENTIAL TREATMENT
REQUESTED BY BOOKS-A-MILLION, INC.
(SVU-109)